SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ________________

                              AMENDMENT NO. 3
                                     TO
                               SCHEDULE 14D-9

                   SOLICITATION/RECOMMENDATION STATEMENT
                    PURSUANT TO SECTION 14(D)(4) OF THE
                      SECURITIES EXCHANGE ACT OF 1934
                           ______________________

                              GROW GROUP, INC.
                         (Name of Subject Company)

                              GROW GROUP, INC.
                    (Name of Person(s) Filing Statement)

                  COMMON STOCK, PAR VALUE $0.10 PER SHARE
                       (Title of Class of Securities)

                                399820 10 9
                   (CUSIP Number of Class of Securities)

                             Lloyd Frank, Esq.
                                 Secretary
                              Grow Group, Inc.
                              200 Park Avenue
                           New York, N.Y.  10166
                               (212) 599-4400

     (Name, address and telephone number of person authorized to receive notice and communication on behalf of the person(s) filing statement).

                              With a Copy to:

                          Daniel E. Stoller, Esq.
                    Skadden, Arps, Slate, Meagher & Flom
                              919 Third Avenue
                           New York, N.Y.  10022
                               (212) 735-3000


          This Amendment supplements and amends as Amendment No. 3 the Solicitation/Recommendation Statement on Schedule 14D-9, originally filed on May 4, 1995 (the "Schedule 14D-9"), by Grow Group, Inc., a New York corporation (the "Company"), relating to the tender offer by GDEN Corporation, a New York corporation (the "Purchaser") and an indirect wholly owned subsidiary of Imperial Chemical Industries PLC, a corporation organized under the laws of England ("Parent"), initially disclosed in a Tender Offer Statement on Schedule 14D-1, dated May 4, 1995, to purchase all outstanding shares of common stock, par value $0.10 per share (the "Common Stock" or the "Shares"), of the Company at a price of $18.10 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 4, 1995 and the related Letter of Transmittal. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9.

     ITEM 8.   ADDITIONAL INFORMATION TO BE FURNISHED.

     CERTAIN LITIGATION.

               On May 8, 1995, an action entitled The Sherwin-Williams Company v. Imperial Chemical Industries PLC et. al., (Case Number 1:95 CV 1017) was filed in the United States District Court for the Northern District of Ohio, Eastern Division by Sherwin-Williams against Parent, Purchaser and the Company (the "Sherwin-Williams Federal Action"). The complaint alleges, among other things, that the Purchaser's Offer to Purchase, dated May 4, 1995 (the "Offer to Purchase") is materially false and misleading, in that it (i) falsely describes the break-up fee provisions of the Merger Agreement; (ii) misrepresents the terms and nature of the Corimon Option Agreement; and (iii) misrepresents Parent's ability to consummate a Merger with the Company which, according to the complaint, cannot be consummated for five years under
     Section 912 of the New York Business Corporation Law ("BCL").
     The complaint also alleges that the Company's Schedule 14D-9 is materially false and misleading in that it (i) impliedly represents that the Board of Directors of the Company had an informed basis upon which to recommend the Merger with Purchaser when, in fact, the Board did not have such an informed basis;
     (ii) contains misrepresentations and omissions concerning Sherwin-Williams' repeated indications of interest in negotiating and consummating an acquisition of the Company; and (iii) misrepresents the terms and nature of the Corimon Option Agreement.

               The complaint in the Sherwin-Williams Federal Action seeks, among other things, an order: (i) preliminarily and permanently enjoining Parent and all other persons acting in concert with it, from acquiring or attempting to acquire the Company's Shares or continuing the Offer; (ii) that Parent, Purchaser and the Company make appropriate disclosures to correct the alleged false and misleading statements described above, and prohibiting Parent from purchasing or making any tender offer for Shares for an appropriate period to allow full dissemination of such disclosures to the marketplace and to the Company's shareholders; (iii) enjoining the Company and all other persons acting in concert with them, from taking any steps to assist or facilitate the completion of the tender offer for the Company by Purchaser or Parent. The complaint also seeks costs, disbursements and reasonable attorney's fees.

               On May 8, 1995, Sherwin-Williams commenced an action entitled The Sherwin-Williams Company v. Grow Group, Inc., et al. in the Supreme Court of the State of New York (the "New York Action") against the Company, Parent, the Purchaser and members of the Company's Board of Directors (collectively, the "Defendants"). The complaint in the New York Action alleges, among other things, that the Company and its Board of Directors breached their fiduciary duties to the Company's shareholders by, among other things, entering into the Merger Agreement and agreeing to the Corimon Option Agreement and the "Break Up Fee" without first negotiating with Sherwin-Williams or adequately considering potential alternative transactions available to the Company. The complaint also alleges, among other things, that the Merger Agreement and proposed merger violate Section 912 of the BCL, which, according to the complaint, prevents the merger between Parent and the Company for five years. The complaint further alleges that the Company's Board breached its fiduciary duty to make truthful and complete disclosures by (i) misleadingly stating that the transaction and proposed merger are fair to, and in the best interest of, the Company's shareholders when in fact it had no informed basis to make such a statement; and (ii) failing to disclose that the transaction and proposed merger violate Section 912 of the BCL. The complaint in the New York Action seeks, among other things, an order declaring that the Merger Agreement and the Corimon Option Agreement are null and void and unlawful and were entered into in breach of the fiduciary duties of the Company's Board; requiring the Company and the Board to provide Sherwin-Williams a fair and equal opportunity to acquire the Company; and enjoining any further conduct by Parent intended to cause, or having the effect of causing, the Company to forego the opportunity to enter into an economically more favorable transaction than the Merger. The complaint also seeks costs and disbursements, including attorneys' fees.

               On May 8, 1995, Sherwin-Williams moved by order to show cause for a hearing (the "Hearing") on a motion for a preliminary injunction, among other things, (i) enjoining defendants from taking any further steps to facilitate or consummate the Offer;
     (ii) enjoining and invalidating the Break Up Fee; and (iii) directing the Company and the Board to investigate and explore all bona fide offers and proposals to acquire the Company, including the Sherwin-Williams tender offer, and to remove all impediments to the Sherwin-Williams tender offer.

               On May 8, 1995, Sherwin-Williams also moved by order to show cause for a temporary restraining order, pending the Hearing, (i) enjoining Parent from exercising any right under the Corimon Option Agreement to prevent Corimon from withdrawing any Shares that Corimon may tender into the Offer; and (ii) enjoining and directing the Company to provide Sherwin-Williams by 10:00 a.m. on May 10, 1995 with a record of the names and addresses of the Company's shareholders, and the number and class of Shares held by each.

               At a hearing on May 8, 1995, the Court denied Sherwin-Williams' motion for a temporary restraining order. The Court also scheduled a hearing for May 25, 1995 at 4:00 p.m. on Sherwin-Williams' motion for a preliminary injunction.


     ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit No.

          Exhibit 18 Complaint entitled The Sherwin-Williams Company v. Imperial Chemical Industries PLC et. al., filed in the United States District Court for the Northern District of Ohio of the Eastern Division.

          Exhibit 19     Complaint entitled The Sherwin-Williams
                         Company v. Grow Group, Inc. et. al. , filed in the Supreme Court of the State of New
                         York, New York County.


                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  May 9, 1995                GROW GROUP, INC.

                                        By /s/ Lloyd Frank
                                           Title:  Secretary


                               EXHIBIT INDEX

     EXHIBIT
     NUMBER        DESCRIPTION

     18            Complaint entitled The Sherwin-Williams Company v.
                   Imperial Chemical Industries PLC et. al., filed in the United States District Court for the Northern District of Ohio of the Eastern Division.

     19            Complaint entitled The Sherwin-Williams Company v.
                   Grow Group, Inc. et. al., filed in the Supreme
                   Court of the State of New York, New York County.